Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2008, relating to the financial statements of Entergy Gulf States Louisiana, L.L.C. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the effects of the distribution of certain assets and liabilities to Entergy Texas, Inc. as part of a jurisdictional separation plan), financial statement schedule, and the effectiveness of Entergy Gulf States Louisiana, L.L.C.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Entergy Gulf States Louisiana, L.L.C. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
December 23, 2008